UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,505,975 (1)
	8.	Shared Voting Power 9,411,765 (2)
	9.	Sole Dispositive Power 86,505,975 (1)
	10.	Shared Dispositive Power 9,411,765 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,917,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 87.8% (3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)	This number includes the Class A Shares held by: (i) Mr. Garcia (60,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, (iii) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the voting trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.
(2)	This number reflects the Class A Shares held by DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) on an as-converted basis. Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime Automotive Group, Inc. (“DriveTime”), of which DriveTime Sales is a wholly owned subsidiary. Mr. Garcia disclaims beneficial ownership in Class A Shares held by DriveTime Sales except to the extent of his pecuniary interest therein.
(3)	Based on 15,000,000 Class A Shares outstanding as of May 3, 2017 and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.
(2)	Based on 15,000,000 Class A Shares outstanding as of May 3, 2017 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,411,765 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,411,765 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,411,765 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Voting and dispositive power is shared with Mr. Garcia, who is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.
(2)	Based on 15,000,000 Class A Shares outstanding as of May 3, 2017 and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the Class A Shares) of Carvana Co., a Delaware corporation (the Issuer).

The address of the Issuer’s principal executive offices is 4020 E. Indian School Road, Phoenix, AZ 85016.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Ernest C. Garcia II, a United States citizen (“Mr. Garcia”), Verde Investments, Inc., an Arizona corporation (“Verde”) and DriveTime Sales and Finance, LLC, an Arizona limited liability company (“DriveTime Sales”) (the foregoing persons together, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

Neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that Mr. Garcia, Verde or DriveTime Sales constitute a “person” for any purpose other than Section 13(d) of the Act, or that Mr. Garcia, Verde, DriveTime Sales or any other person constitute a “group” for any purpose.

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of its Class A Shares, the Issuer effected certain organizational transactions involving its capital structure (the “Reorganization”), amending and restating the operating agreement of Carvana Group to, among other things, (i) eliminate a class of preferred membership interests, and (ii) provide for membership interests consisting of two classes of common ownership interests in Carvana Group: Class B common units held by certain employees and consultants subject to vesting and a participation threshold, and Class A common units (the “Class A Units”) held by the other Carvana Group owners, including Mr. Garcia, the 2004 Trust, the Multi-Generational Trust and DriveTime Sales (the “Class A Unitholders”).

Prior to the closing of the IPO, the Class A Unitholders exchanged the membership interests they previously held in Carvana Group for Class A Units on a one-for-one basis. In connection with the closing of the IPO, the Class A Unitholders retained their Class A Units and were issued shares of the Issuer’s Class B common stock, par value $0.001 per share (“Class B Shares”) on a four-to-five basis with the number of Class A Units they owned, for nominal consideration. Pursuant to the Fourth Amended and Restated LLC Operating Agreement of Carvana Group, which is attached hereto as Exhibit 7.1 (the “Carvana Group LLC Agreement”) and an Exchange Agreement that the Class A Unitholders entered into with the Issuer, which is attached hereto as Exhibit 7.2 (the “Exchange Agreement”), the Class A Unitholders are entitled from time to time at their option to exchange Class A Units, (together with their corresponding Class B Shares), for Class A Shares on a five-to-four basis (or, at the Issuer’s discretion, for cash), subject to the expiration of the lock-up period described in Item 4.

As of the date of this statement, Mr. Garcia is the record owner of 0 Class A Shares and 60,937,458 Class B Shares, Verde is the record owner of 1,464,517 Class A Shares and 0 Class B Shares, and DriveTime Sales is the record owner of 0 Class A Shares and 9,411,765 Class B Shares.

Mr. Garcia directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Verde, the 2004 Trust, the Multi-Generational Trust and DriveTime Sales. Mr. Garcia wholly owns Verde and is the voting trustee of the 2004 Trust and Multi-Generational Trust, and thus holds sole voting and investment power over the Class A Shares held by those entities. Mr. Garcia is the controlling stockholder of DriveTime, which wholly owns DriveTime Sales, such that Mr. Garcia may be deemed to have shared voting and investment power with respect to the Class A Shares held by DriveTime Sales.

Verde’s business is to make and manage real estate and other commercial investments, including investments in securities of the Issuer. The directors and executive officers of Verde are as follows: Mr. Garcia (Director and President), Steven P. Johnson (Vice President, Secretary and General Counsel) and Nancy V. Young (Treasurer).

The principal business of DriveTime Sales is retail vehicle sales and financing. The managers of DriveTime Sales are Ray C. Fidel and Jon Ehlinger.

(b)	The business address of Mr. Garcia, Verde, each of the directors and officers of Verde, and DriveTime Sales and its managers is 1720 W. Rio Salado Parkway, Suite A, Tempe, AZ 85281.

(c)	Mr. Garcia is the President and Chief Executive Officer of Verde. He also is the executive chairman of DriveTime. This sub-item 2(c) is not applicable to Verde or DriveTime Sales.

(d)	None of the Reporting Persons, the directors and officers of Verde, or the managers of DriveTime Sales have been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons, the directors and officers of Verde, or the managers of DriveTime Sales have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Mr. Garcia is a United States citizen. Verde is an Arizona corporation and its directors and officers are United States citizens. DriveTime Sales is an Arizona limited liability company and each of its managers is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

Funding for the purchase of (i) the interests in Carvana Group that were exchanged for Class A Units held by Mr. Garcia was from Mr. Garcia’s personal funds, (ii) the Class A Shares held by Verde was from the working capital of Verde, (iii) the Class A shares, and the interests in Carvana Group that were exchanged for Class A Units, held by the 2004 Trust and the Multi-Generational Trust was from cash on hand of the trusts, and (iv) the interests in Carvana Group that were exchanged for Class A Units held by DriveTime Sales was from the working capital of DriveTime Sales.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, the Class A Shares, the Class B Shares, and the Class A Units for investment purposes.

Prior to the closing of the IPO, the Issuer and the Class A Unitholders entered into the Carvana Group LLC Agreement and the Exchange Agreement, pursuant to which the Class A Unitholders are entitled from time to time at their option to exchange Class A Units, (together with their corresponding Class B Shares), for Class A Shares on a five-to-four basis (or, at the Issuer’s option, for cash), subject to the expiration of the lock-up period described below in this Item 4.

Prior to the closing of the IPO, the Issuer, Mr. Garcia, the 2004 Trust and the Multi-Generational Trust entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities. The Registration Rights Agreement provides certain registration rights to Mr. Garcia, the 2004 Trust and the Multi-Generational Trust with respect to securities of the Issuer. For further information, see Item 6 and the Registration Rights Agreement filed herewith as Exhibit 7.3.

The Reporting Persons have agreed, pursuant to lock-up agreements with the underwriters to the IPO (the “Lock-up Agreements”), that through 180 days after the date of the underwriting agreement entered into in connection with the IPO, subject to limited exceptions, the Reporting Persons will not, without the prior written consent of the underwriters in the IPO, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of the Class A Shares or Class B Shares, or any securities convertible into or exercisable or exchangeable for Class A Shares or Class B Shares, including units.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned

Ernest C. Garcia II	86,505,975		9,411,765	(1)	95,917,740	87.8%

Verde Investments, Inc.	1,464,517	(2)	—		1,464,517	9.8%

DriveTime Sales and Finance Company, LLC	—		9,411,765	(3)	9,411,765	38.6%

*	All share numbers presented in this table assume full conversion of Class A Units to Class A Shares.
(1)	Represents Class A Shares (on an as-converted basis from Class A Units) held by DriveTime Sales, which is wholly owned by DriveTime. Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime.
(2)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde. Power is exercised through Mr. Garcia.
(3)	Voting and dispositive power is shared with Mr. Garcia, who is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(c)	Mr. Garcia has not effected any transactions involving the Class A Shares in the 60 days prior to filing this Schedule 13D, except for purchases of Class A Shares in the IPO (1,000,000 shares by Verde and 100,000 shares by each of the 2004 Trust and the Multi-Generational Trust) and subsequent open market purchases by Verde of 300,000 shares on May 3, 2017, in multiple transactions at a weighted average price of $8.67 per share (with a range of $8.29 to $8.92 per share), and 164,517 shares on May 4, 2017, in multiple transactions at a weighted average price of $8.20 per share (with a range of $8.19 to $8.20 per share). Upon request of the staff, the Reporting Persons will undertake to provide full information regarding the number of shares purchased at each separate price Verde has not effected any transactions involving the Class A Shares in the 60 days prior to filing this Schedule 13D except for the purchases described in this sub-item 5(c). DriveTime Sales has not effected any transactions involving the Class A Shares in the 60 days prior to filing this Schedule 13D.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Shares that are beneficially owned by the Reporting Persons. Specifically, but without limitation, though beneficiaries of the 2004 Trust (Ernie Garcia, III) and the Multi-Generational Trust (Ernie Garcia, III and his children) have no voting or dispositive power over the Class A Shares held by the trusts, they have the right to receive distributions as determined solely by Mr. Garcia in respect of their status as beneficiaries of the trusts. Mr. Fidel has a pecuniary interest in the Class A Shares (on an as-converted basis) through a non-controlling ownership interest in DriveTime, which wholly owns DriveTime Sales.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Reorganization (resulting in, among other things, the Class A Unitholders holding Class A Units in Carvana Group, as described more fully in Item 2) and the closing of the IPO, the Reporting Owners entered into certain agreements with respect to securities of the Issuer.

The Carvana Group LLC Agreement and the Exchange Agreement provide the Class A Unitholders with the right to, from time to time at their option, have their Class A Units (along with corresponding Class B Shares) exchanged for Class A Shares on a five-for-four basis, or cash (at the Issuer’s discretion), as set forth in the Carvana Group LLC Agreement and the

Exchange Agreement, subject to the lock-up period described below. For further details, please see the Carvana Group LLC Agreement and the Exchange Agreement filed as Exhibits 7.1 and 7.2, respectively.

Pursuant to the Registration Rights Agreement, Mr. Garcia, the 2004 Trust and the Multi-Generational Trust have “demand” registration rights exercisable commencing 180 days after the closing of the IPO, whereby they may require the Issuer to use reasonable efforts to register its Class A Shares received either in connection with the IPO or in exchange for Class A Units (and corresponding Class B Shares) redeemed by the Issuer, for resale under the Securities Act. The Registration Rights Agreement also provides Mr. Garcia, the 2004 Trust and the Multi-Generational Trust with piggyback registration rights. For further information, see the Registration Rights Agreement filed as Exhibit 7.3.

Pursuant to the Lock-Up Agreements, the Reporting Persons have agreed that for 180 days after the date of the underwriting agreement entered into in connection with the IPO, subject to limited exceptions, they will not, without the prior written consent of the underwriters in the IPO, transfer, dispose of, or hedge any of the shares of Class A Shares, Class B Shares, units, or other securities convertible into or exchangeable for, or that represent the right to receive, Class A Shares, Class B Shares, or units. The Lock-Up Agreements are also discussed in Item 4.

The Class A Unitholders, the Issuer and Carvana Group entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) that provides for the payment by the Issuer to the Class A Unitholders of 85% of the amount of cash savings from income taxes, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of Carvana Group resulting from redemptions or exchanges of Class A Units held by the Class A Unitholders for Class A Shares and (ii) certain other tax benefits, including tax benefits attributable to payments the Issuer is required to make under the Tax Receivable Agreement. For further information, see the Tax Receivable Agreement filed as Exhibit 7.4.

Mr. Garcia, Verde and DriveTime Sales have entered into the Joint Filing Agreement attached hereto as Exhibit 7.5 with respect to the joint filing of this Schedule 13D.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Exchange Agreement, the Carvana Group LLC Agreement, the Registration Rights Agreement, and the Tax Receivable Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.5, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Persons are not parties to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

7.1	Fourth Amended and Restated LLC Agreement of Carvana Group, LLC (incorporated by reference to Exhibit 10.2 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.2	Exchange Agreement (incorporated by reference to Exhibit 10.3 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.3	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.4	Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.5	Joint Filing Agreement, dated May 12, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 12, 2017

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Jon Ehlinger
Jon Ehlinger
Manager

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Fourth Amended and Restated LLC Agreement of Carvana Group, LLC (incorporated by reference to Exhibit 10.2 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.2	Exchange Agreement (incorporated by reference to Exhibit 10.3 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.3	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.4	Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Carvana Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017).

7.5	Joint Filing Agreement, dated May 12, 2017.